UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

CTRIP.COM INTERNATIONAL, LTD.
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

22943F100**
(CUSIP Number)

Jennifer Xinzhe Li, Chief Financial Officer
Telephone: +(86 10) 5992-8888
Email: ir@baidu.com
Facsimile: +(86 10) 5992-0000
Baidu Campus
No. 10 Shangdi 10th Street,
Haidian District, Beijing 100085
The People's Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).
** This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 0.125 Ordinary Shares, par value $0.01 per share. No CUSIP number has been assigned to the Ordinary Shares.

CUSIP No. 22943F100	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Baidu Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,480,233.5
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,480,233.5
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,480,233.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%*
14	TYPE OF REPORTING PERSON CO

*
Based on a total of 56,282,273 Ordinary Shares issued and outstanding as of January 19, 2016, which do not include Ordinary Shares (or Ordinary Shares represented by ADSs) owned by the Issuer or its subsidiaries, based on information provided by the Issuer.

CUSIP No. 22943F100	SCHEDULE 13D	Page 3 of 5

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Baidu, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,480,233.5
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,480,233.5
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,480,233.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%*
14	TYPE OF REPORTING PERSON CO

*
Based on a total of 56,282,273 Ordinary Shares issued and outstanding as of January 19, 2016, which do not include Ordinary Shares (or Ordinary Shares represented by ADSs) owned by the Issuer or its subsidiaries, based on information provided by the Issuer.

CUSIP No. 22943F100	SCHEDULE 13D	Page 4 of 5

This Amendment No. 2 to Schedule 13D is filed by the undersigned to amend the statement on Schedule 13D, filed on November 4, 2015 (the “Original Filing”), as amended by Amendment No. 1 to the Original Filing, filed on December 14, 2015, to update the total number of Ordinary Shares issued and outstanding for subsequent issuances of Ordinary Shares.  Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing.
Item 1.   Security and Issuer.
No material change.
Item 2.  Identity and Background.
No material change.
Item 3.  Source or Amount of Funds or Other Consideration.
No material change.
Item 4.  Purpose of Transaction.
No material change.
Item 5.  Interest in Securities of the Issuer.
(a)            As of the date hereof, (i) Baidu Holdings beneficially owns 12,480,233.5 Ordinary Shares (including 991,852.5 Ordinary Shares represented by ADSs) or 22.2% of the issued and outstanding Ordinary Shares and (ii) Baidu, Inc., because of its position as the sole shareholder of Baidu Holdings, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 12,480,233.5 Ordinary Shares (including 991,852.5 Ordinary Shares represented by ADSs) or 22.2% of the issued and outstanding Ordinary Shares.
(b)            As of the date hereof, each of Baidu Holdings and Baidu, Inc. has sole power to vote or to direct the voting and to dispose or to direct the disposition of the shares beneficially owned by it as specified in Item 5(a) above.
(c)            The information set forth in Item 3 of the Original Filing is incorporated by reference into this Item 5(c).
(d)            No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by either of the Reporting Persons.
(e)            Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
No material change.
Item 7.  Material to Be Filed as Exhibits.
No change.

CUSIP No. 22943F100	SCHEDULE 13D	Page 5 of 5

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 2016

Baidu Holdings Limited
By:	/s/ Robin Yanhong Li
	Name:	Robin Yanhong Li
	Title:	Director

Baidu, Inc.
By:	/s/ Robin Yanhong Li
	Name:	Robin Yanhong Li
	Title:	Director